Supplemental Material for Financial Results for FY2010 (Unconsolidated)
< Japan GAAP >

	FY2009					FY2010					FY2011

											Forecast
	1Q	2Q	3Q	4Q	12 months	1Q	2Q	3Q	4Q	12 months	12 months
	(2008/4-6)	(2008/7-9)	(2008/10-12)	(2009/1-3)	(’08/4-’09/3)	(2009/4-6)	(2009/7-9)	(2009/10-12)	(2010/1-3)	(’09/4-’10/3)	(’10/4-’11/3)
Domestic vehicle production (thousands of units) [Toyota & Lexus brand]	1,027	980	874	512	3,393	589	770	921	926	3,206	3,200
Overseas vehicle production (thousands of units) [Toyota & Lexus brand]	1,164	998	895	653	3,710	785	996	1,144	1,146	4,071	4,200
Vehicle Sales (thousands of units)	1,033	992	915	539	3,479	587	770	931	942	3,230	3,220
Domestic	368	354	322	296	1,340	280	353	454	499	1,586	1,350
Exports	665	638	593	243	2,139	307	417	477	443	1,644	1,870
North America	310	273	268	77	928	131	182	206	171	690	790
Europe	117	108	80	46	351	58	68	60	68	254	310
Asia	48	44	32	17	141	31	34	46	49	160	180
Central and South America	26	25	22	6	79	5	12	16	19	52	70
Oceania	51	44	38	27	160	34	40	43	42	159	150
Africa	35	32	41	17	125	10	16	19	15	60	90
Middle East	76	110	110	51	347	36	64	86	77	263	280
Other	2	2	2	2	8	2	1	1	2	6	―
Housing Sales (units)	771	1,278	1,342	944	4,335	673	982	1,205	1,323	4,183	4,400
Net Revenues (billions of yen)	2,890.5	2,758.7	2,292.2	1,337.0	9,278.4	1,628.7	2,027.9	2,439.9	2,501.3	8,597.8	8,600.0
Domestic	859.9	816.6	740.6	642.7	3,059.8	658.4	776.1	989.7	1,098.9	3,523.1	―
Exports	2,030.6	1,942.1	1,551.6	694.2	6,218.5	970.3	1,251.7	1,450.3	1,402.3	5,074.6	―
Operating Income (billions of yen)	173.5	79.0	-149.2	-291.2	-187.9	-181.8	-83.9	-20.2	-42.1	-328.0	-340.0
(Operating Income Ratio) (%)	(6.0)	(2.9)	(-6.5)	(-21.8)	(-2.0)	(-11.2)	(-4.1)	(-0.8)	(-1.7)	(-3.8)	(-4.0)
Ordinary Income (billions of yen)	401.4	193.8	-83.4	-329.3	182.5	12.4	-58.7	23.1	-53.9	-77.1	30.0
(Ordinary Income Ratio) (%)	(13.9)	(7.0)	(-3.6)	(-24.6)	(2.0)	(0.8)	(-2.9)	(0.9)	(-2.2)	(-0.9)	(0.3)
Net Income (billions of yen)	321.1	151.1	-6.4	-409.2	56.6	5.9	-24.7	24.7	20.2	26.1	60.0
(Net Income Ratio) (%)	(11.1)	(5.5)	(-0.3)	(-30.6)	(0.6)	(0.4)	(-1.2)	(1.0)	(0.8)	(0.3)	(0.7)
R&D Expenses (billions of yen)	199.6	208.8	182.0	179.4	769.8	176.0	164.7	161.3	105.6	607.6	660.0
Depreciation Expenses (billions of yen)	68.8	76.8	79.6	89.7	314.9	70.0	74.0	74.9	77.3	296.2	230.0
Capital Expenditures (billions of yen)	64.5	92.6	93.3	118.7	369.1	29.9	23.0	34.3	59.1	146.3	180.0

Analysis of Unconsolidated Net Income for FY2010 (billions of yen, approximately)	4Q (2010/1-3)	12 months (’09/4-’10/3)
Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.
These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar, the Canadian dollar and the British pound; (iii) changes in funding environment in financial markets; (iv) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (v) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vi) political instability in the markets in which Toyota operates; (vii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (viii) any damage to Toyota’s brand image; and (ix) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Effects of Sales Volume and Mix	220.0	-350.0
Effects of Changes in Exchange Rates	-10.0	-320.0
Cost Reduction Efforts	130.0	410.0
From Engineering	120.0	380.0
From Manufacturing and Logistics	10.0	30.0
Reduction in Fixed Costs	-90.0	120.0
Other	-0.9	-0.1
(Changes in Operating Income)	249.1	-140.1
Non-operating Income	26.3	-119.5
Income Taxes , etc	154.0	229.1
(Changes in Net Income)	429.4	-30.5

(Note 1)
Shows the number of employees as of the end of each period (excluding loan employees from Toyota and its consolidated subsidiaries (“Toyota”) to outside Toyota and including loan employees from outside Toyota to Toyota)

(Note 2)	“Net income attributable to Toyota Motor Corporation”, equivalent to “Net Income” up to FY2009
(Note 3)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease
(Note 5)	Excludes financial subsidiaries
(Note 6)	Cash flows of non-financial services business
(Note 7)	Excludes valuation gains/losses on interest rate swaps stated at fair value

Supplemental 4